UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Annual Shareholder Meeting

On July 18, 2017, Stratasys Ltd. (“we,” “us” or the “Company”) held its 2017 annual general meeting of shareholders (the “Shareholder Meeting”). At the Shareholder Meeting, our shareholders voted on seven proposals, each of which is listed below and was described in more detail in our proxy statement for the Shareholder Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on June 20, 2017. That description is incorporated by reference herein.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, nominal value New Israeli Shekels (NIS) 0.01 per share (“ordinary shares”), at the Shareholder Meeting, each of the following seven proposals was approved by the requisite majority of our shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

(1)	Re-election or election, as appropriate, of each of Elchanan Jaglom, S. Scott Crump, Edward J. Fierko, Victor Leventhal, Ilan Levin, John J. McEleney, Dov Ofer, Ziva Patir, David Reis and Yair Seroussi to serve as a director of the Company until the Company’s annual general meeting of shareholders in 2018 and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2)	Approval of compensation packages in respect of directorship services for each of Messrs. Dov Ofer and Yair Seroussi, subject to their respective initial election as independent directors of the Company pursuant to Proposal 1.

(3)	Approval of an ongoing compensation package, commencing January 1, 2017, and bonus for 2016, for Mr. Ilan Levin, in respect of his services as the Chief Executive Officer and a director of the Company.

(4)	Approval of ongoing cash compensation, commencing January 1, 2017, for Mr. David Reis, Vice Chairman of the Board and an executive director of the Company, subject to his reelection pursuant to Proposal 1.

(5)	Approval of a grant of options to purchase ordinary shares to Mr. S. Scott Crump, in respect of his services as Chief Innovation Officer of the Company.

(6)	Approval of renewal of coverage under the Company’s directors’ and officers’ liability insurance policy (the “D&O Policy”), effective as of May 5, 2017 (the renewal date for our D&O Policy).

(7)	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2017 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the Audit Committee of the Board) to fix their remuneration.

The contents of this Form 6-K are incorporated by reference in the Company’s registration statements on Form S-8, SEC file numbers 333-185240 and 333-190963, filed by the Company with the SEC on December 3, 2012 and September 3, 2013, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: July 18, 2017	By:	/s/ Lilach Payorski
Name: Lilach Payorski
Title: Chief Financial Officer